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Exhibit 10.1      Corrected  Agreement  between  Ralcorp  Holdings,  Inc.  and
                  J. R. Micheletto dated May 23, 2002.

                                       May  23,  2002

Mr.  Joe  R.  Micheletto
Ralcorp  Holdings,  Inc.
800  Market  Street,  Suite  2900
St.  Louis,  MO  63101

Dear  Joe,

As we have discussed, the Nominating and Compensation Committee believes it is prudent to focus strategic options for the Company and/or on identification of your successor as Chief Executive Officer. The Committee would very much like for you to continue in your present position until your successor is appointed. Since you have asked for clarification on the terms and conditions of your continued service, the Committee has instructed me to set them forth in this letter as follows:

1. Your service as Chief Executive Officer would continue until you resign or the Committee, in its absolute discretion, terminates your employment as Chief Executive Officer. Your termination would be effective thirty days after receipt by the Committee of your letter of resignation or receipt by you of written notice of your termination by the Committee, as the case may be. If such termination is by the Committee and occurs prior to December 31, 2002, you would continue to serve as an employee-consultant from the date of your termination as CEO until December 31, 2002.

2. During the remainder of your service as Chief Executive Officer or as employee-consultant, you will continue to receive salary at a rate no less than that in effect on the date of this agreement. You will also continue to receive the benefits you are receiving on that date. Your annual bonus would be, as it is now, subject to the sole discretion of the Committee.

3. In addition, you would be eligible for special incentive pay for the period beginning on the date of this letter agreement and ending December 31, 2002. The amount of this special incentive pay would be determined as follows:

     a. The maximum amount of the special incentive pay would be equal to the cash value of 100,000 shares of Ralcorp stock. The value of the shares would be based on the average of the closing price of Ralcorp's stock on the NYSE for the ten trading days prior to December 31, 2002. You would be entitled to the maximum amount if you serve as CEO until December 31, 2002, or if you are earlier terminated as CEO by the Committee. If you resign as CEO before December 31, 2002, the number of shares will be prorated based on the number of full or partial calendar months served after the date of this agreement.

     b. Upon a change in control of the Company prior to December 31, 2002, your right to receive salary, bonus and benefits under this agreement would cease. However, you would be entitled to a special incentive pay award as provided in Section 3(a) of this agreement. Under such circumstances in calculating the amount of your special incentive pay, the value of each share of Ralcorp stock would be equal to the value of the per share consideration to be received by shareholders in the change in control.

     c. Payment of your special incentive pay would be made in cash on January 15, 2003.

     d. In the event of your death prior to payment, the full amount of your special incentive pay (without pro-ration) would be paid to your wife, Marty, if she survives you, and if not, to your personal representative or to those entitled to your estate as soon as practicable following your death. The value of the 100,000 shares of Ralcorp stock would be determined based on the average of the closing prices of the stock on the NYSE for the ten trading days prior to the date of your death.

If  the  foregoing  is  acceptable  to  you, please sign where designated below.

                                  Sincerely

                                  /s/ Jack W. Goodall
                                  --------------------------
                                  Jack  W.  Goodall


Accepted:  /s/ J. R. Micheletto
          -----------------------
           J.  R.  Micheletto